Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

SAP America, Inc. 401(k) Plan:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-41762 and 333-63496) of SAP SE of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of SAP America, Inc. 401(k) Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of SAP America, Inc. 401(k) Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 29, 2015